                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                          PATINA OIL & GAS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   703224-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      James W. Williams, Jr. (303) 534-6500
                            SOUTHWESTERN EAGLE L.L.C.
                         1675 Larimer Street, Suite 820
                             Denver, Colorado 80202
--------------------------------------------------------------------------------
               (Name/Address/Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP No. 703224-10-5                                         Page 2 of 21 Pages
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SOUTHWESTERN EAGLE L.L.C.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          BK, WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Louisiana
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         1,844,900
 Number of        --------------------------------------------------------------
  shares           8     SHARED VOTING POWER
beneficially             0
 owned by         --------------------------------------------------------------
   each            9     SOLE DISPOSITIVE POWER
 reporting               1,844,900
   person         --------------------------------------------------------------
    with          10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,844,900
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             00
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. 703224-10-5                                         Page 3 of 21 Pages
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          James W. Williams, Jr.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          BK, WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         1,844,900
 Number of        --------------------------------------------------------------
  shares           8     SHARED VOTING POWER
beneficially             0
 owned by         --------------------------------------------------------------
   each            9     SOLE DISPOSITIVE POWER
 reporting               1,844,900
   person         --------------------------------------------------------------
    with          10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,844,900
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
CUSIP No. 703224-10-5                                         Page 4 of 21 Pages
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          H. Hunter White, III
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          BK, WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
                         1,844,900
 Number of        --------------------------------------------------------------
  shares           8     SHARED VOTING POWER
beneficially             0
 owned by         --------------------------------------------------------------
   each            9     SOLE DISPOSITIVE POWER
 reporting               1,844,900
   person         --------------------------------------------------------------
    with          10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,844,900
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                                              Page 5 of 21 Pages

     This Amendment No. 3 amends the statement on Schedule 13D (the "Initial 13D") which was filed on July 9, 1999 pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, on behalf of each of Southwestern Eagle LLC ("Southwestern"), James W. Williams, Jr. ("Mr. Williams") and H. Hunter White III ("Mr. White") and relates to the common stock, par value $0.01 per share (the "Common Stock") of Patina Oil & Gas Corporation (the "Issuer"). The Initial 13D was amended on August 12, 1999, by Amendment No. 1 and on September 3, 1999 by Amendment No. 2. The Initial 13D is hereby amended as set forth below.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following new paragraph after the existing paragraphs in the Initial 13D as amended by Amendment Nos. 1 and 2.

     On July 25 and 26, 2000, Southwestern purchased an additional 15,500 and 53,500 shares, respectively, (the "Additional Shares") of Common Stock for an aggregate purchase price of $981,923. The funds for the acquisition of the Additional Shares came from the proceeds of Southwestern's existing line of credit facility from a commercial bank.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Initial 13D is deleted in its entirety and replaced with the following:

     The Reporting Persons purchased shares of the Issuer's Common Stock based on their belief that such shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to them, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may seek to increase their ownership of the Issuer's Common Stock through, among other things, the purchase of additional shares of Common Stock on the open market or in private transactions.

     The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Paragraphs (a) and (c) of Item 5 of Amendment No. 2 are deleted in their entirety and replaced with the following:

     As of the close of business on August 7, 2000,

     (a) Southwestern holds for its account 1,844,900 shares of the Issuer's Common Stock, representing 10.8% of the outstanding shares of Common Stock. The aggregate percentage of the shares of Common Stock owned by Southwestern is based upon shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

                                                              Page 6 of 21 Pages

     (c) During the past 60 days, the following transactions in the Issuer's Common Stock were made by Southwestern:

Shares of Common Stock Purchased          Price Per Share       Date of Purchase
--------------------------------          ---------------       ----------------
           15,500                             $13.9433              7/25/00
           53,500                              15.00                7/26/00


     The above purchases were made by Southwestern in open market transactions effected upon the New York Stock Exchange.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Initial 13D is amended by adding the following new paragraph after the existing paragraph in the Initial 13D:

     Southwestern entered into a standstill agreement with the Issuer on April 1, 2000. In general, this agreement limits Southwestern's ownership to a 19.9% of the total voting power of the Issuer's equity securities for a term of four years, prohibits the sale of common stock to any person who after the sale would own 5% or more of voting power and prohibits Southwestern from initiating any business combination or change of control with the Issuer without the consent of the Issuer's Board of Directors. Additionally, Southwestern will vote on all matters, other than the election of directors, in accordance with the recommendations of the Issuer's Board.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement dated July 8, 1999 among Southwestern Eagle L.L.C., James M. Williams, Jr. and H. Hunter White, III.*

     2. Amended and Restated Credit Agreement dated as of June 1, 1999 between Southwestern Eagle L.L.C. and Bank One, Texas National Association, as amended by First Amendment to Amended and Restated Credit Agreement effective as of June 25, 1999.*

     3. Standstill Agreement dated as of April 1, 2000 between Patina Oil & Gas Corporation and Southwestern Eagle L.L.C.


---------------------------

* Previously filed

                                                              Page 7 of 21 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       SOUTHWESTERN EAGLE L.L.C.



Dated:  August 7, 2000                 By: /s/ James W. Williams, Jr.
                                          --------------------------------------
                                          Name:  James W. Williams, Jr.
                                          Title: Manager


                                       /s/ James W. Williams, Jr.
                                       -----------------------------------------
                                       James W. Williams, Jr.


                                       /s/ H. Hunter White, III
                                       -----------------------------------------
                                       H. Hunter White, III

                                                              Page 8 of 21 Pages


                                  EXHIBIT INDEX

Exhibit        Title                                                                Page No.
-------        -----                                                                --------
Exhibit 1      Joint Filing Agreement dated July 8, 1999 among Southwestern            *
               Eagle L.L.C., James W. Williams, Jr. and H. Hunter White, III

Exhibit 2      Amended and Restated Credit Agreement dated as of June 1, 1999          *
               between Southwestern Eagle L.L.C. and Bank One, Texas, National
               Association, as amended by First Amendment to Amended and
               Restated Credit Agreement effective as of June 25, 1999.

Exhibit 3      Standstill Agreement dated as of April 1, 2000 between Patina           9
               Oil & Gas Corporation and Southwestern Eagle L.L.C.



---------------------------

* Previously filed